NEWS RELEASE 09-35	DECEMBER 4, 2009

INDEPENDENT STUDY: MICHELIN URANIUM PROJECT TO GENERATE REGIONAL BENEFITS OF $2.9B IN INCOME, $1.82B IN TAX REVENUES

Fronteer Development Group Inc. (FRG - TSX/NYSE Amex) is pleased to announce that an independent Economic Impact Assessment of the Michelin Uranium Project indicates significant long-term economic benefits to regional governments and communities.

The Michelin Project, located in North Coast Labrador, Canada, is held by Aurora Energy Resources Inc., a wholly owned subsidiary of Fronteer.

The study estimates the Michelin Project would generate the following combined benefits for the communities and governments of Nunatsiavut and Newfoundland and Labrador:

  31,200 person years of employment
  $2.9 billion in business and individual income
  $1.8 billion in tax revenues

Over the life of the mine, the Project would also provide significant benefits to other Canadian provinces and the federal government, including a combined $2.9 billion in income and $2.3 billion in tax revenues.

“The Economic Impact Assessment clearly shows that this is a project that would create substantial, long-term benefits to both the region and Canada as a whole,” says Bruce Dumville, Aurora President and CEO. “The construction and operation of the Michelin Project would provide meaningful employment opportunities, contribute to local, provincial and federal economies, and generate significant tax revenues for all levels of government.”

The study was conducted by Strategic Concepts, Inc. (SCI) and Wade Locke Economic Consulting, experienced consulting firms specializing in Canadian resource-based economic impact assessments, with particular expertise in Newfoundland and Labrador projects. The purpose of the study was to measure the economic impacts of the Michelin Project on governments and economies locally and across Canada.

The findings of the Economic Impact Assessment underscore the large-scale, economically robust character of the Project as demonstrated in the Preliminary Economic Assessment (see September 9, 2009 news release, Fronteer Reports Positive Preliminary Economic Assessment for Michelin Uranium Project).

Summary of Results

Total employment	Person Years*
Nunatsiavut	4,200
Newfoundland & Labrador (exclusive of Nunatsiavut)	27,000
Other Canadian provinces	37,000
Total	68,200

*includes direct, indirect and induced employment

Income to businesses & individuals	Amount
Nunatsiavut	$400 million
Newfoundland & Labrador (exclusive of Nunatsiavut)	$2.5 billion
Other Canadian provinces	$2.9 billion
Total	$5.8 billion

Government Revenues	Amount
Nunatsiavut	$220 million
Newfoundland & Labrador (exclusive of Nunatsiavut)	$1.6 billion
Other Canadian provinces	$518 million
Federal Government	$1.8 billion
Total	$4.1 billion

All dollar amounts are in Canadian dollars, unless otherwise stated, and include 2% annual inflation.

About the Michelin Uranium Project

Fronteer recently issued the results of a Preliminary Economic Assessment (PEA), prepared by AMEC Americas Limited, which supports a financially robust open-pit and underground uranium mining operation at the Michelin and Jacques Lake deposits, and a milling facility at the Michelin site capable of processing 10,000 tonnes of mineralization per day, which will produce up to 7.3 million pounds of U3O8 per annum. Direct cash costs are stated at US$28.57 per pound of U3O8 over the 17-year mine life. At an 8% discount rate, the Project’s pre-tax net present value is US$914 million with a pre-tax internal rate of return of 19.4% on an unlevered 100% equity basis, and a pay-back period of 4.7 years.

NEXT STEPS

The recently completed PEA combined with this valuable Economic Impact Assessment provide Fronteer with a context for establishing the most advantageous method for developing of the Michelin Project.

Community consultations with Labrador residents are continuing which includes meetings with the Michelin Project Community Panel. Aurora is also working to complete the tailings management plan for the Project and to optimize project engineering and construction costs.

Environmental baseline studies are ongoing and Aurora continues to prepare the project registration document for the regulatory process.

The Nunatsiavut Government is currently in the process of developing its environmental legislation and Land Use Plan. The Land Use Plan is a joint process between Nunatsiavut Government and the Government of Newfoundland and Labrador. The Nunatsiavut Government requires these instruments to be in place ahead of large-scale resource development projects. Both initiatives are expected to be completed on or before March 2011.

PREPARATION OF PEA AND QUALIFIED PERSON
The PEA has been prepared with the input from AMEC, J.R Goode and Associates, SGS Lakefield Services Limited, and S.D. Energy Associates Limited.

AMEC is an international project management and engineering consultancy firm with extensive experience in resource development projects.

J.R. Goode and Associates, has more than 45 years of mineral and uranium processing experience. Mr. Goode has worked on numerous uranium projects in Canada and worldwide.

S.D. Energy Associates is an international nuclear fuel market consultancy and brokerage firm with extensive experience in uranium industry strategy and marketing.

SGS Lakefield Research Limited is a global leader in providing mining and metallurgical services.

Further details of the PEA are available in the updated National Instrument 43-101 Technical Report, dated Oct. 23, 2009, which is posted on SEDAR (www.sedar.com).

The PEA was prepared under the supervision of Mr. Steve Cole, P.Eng, Director of Engineering, Aurora, and Mark Hertel, P.Geo, Principal Geologist AMEC, a “qualified person,” as such term is defined in National Instrument 43-101. Mr. Cole has supervised the preparation of, and verified all scientific and technical data pertaining to the PEA that is contained in this news release.

FOR FURTHER INFORMATION

Bruce Dumville, President and CEO, Aurora Energy Resources
Andrea Marshall, Manager, Government Relations and Public Affairs
Phone 709-726-2223
www.aurora-energy.ca

Mark O'Dea, Ph.D, P.Geo, President and CEO, Fronteer Development Group
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
www.fronteergroup.com

This Economic Impact Assessment is preliminary in nature and intends to provide a measurement of the economic impacts of a project on governments and impacted economies. The study provides fair estimations based on acceptable assumptions and its content should not be considered definitive or binding. The PEA is also preliminary in nature as it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves at this time and as such there is no certainty that the preliminary assessment and economics set forth in the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, and size and timing of exploration and development programs and the timing and availability of regulatory approvals, potential long and short term economic benefits to regional, provincial and federal governments, communities and Fronteer, results of community consultations and proposed management plans, future project engineering and construction costs, and timing and availability of regulatory and environmental approvals, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, community consultations and future management plans, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer's Annual Information form and Fronteer's latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. and available on SEDAR at www.sedar.com. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements